December 7, 2017

VIA EDGAR SUBMISSION

Lyn Shenk

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

RE:	Spartan Motors, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed March 3, 2017
Form 10-Q for Quarterly Period Ended September 30, 2017
Filed November 1, 2017
Form 8-K Furnished November 1, 2017
File No. 001-33582

Dear Mr. Shenk:

On behalf of Spartan Motors, Inc., this letter is being transmitted in response to the Staff's comment letter dated November 14, 2017 with respect to the above-referenced filings. We appreciate the extension you granted for the timing of our response. We have set forth below each question contained in the Staff's comment letter, followed by our response.

Form 10-K for Fiscal Year Ended December 31, 2016

Cover Page

1.	We note the file number does not match your file number in our EDGAR system. Please revise this form and other periodic forms filed or furnished as appropriate.

Company Response

We have updated our periodic forms to reflect the correct file number 001-33582. We will be sure to use this file number on our periodic forms going forward.

Form 10-Q for Quarterly Period Ended September 30, 2017

Notes to Condensed Consolidated Financial Statements

Note 9 – Business Segments, page 17

2.

The table on page 20 that presents a reconciliation of consolidated net income to consolidated EBITDA and consolidated adjusted EBITDA does not appear to comply with ASC 280-10-50-30b. The codification specifies that an entity shall provide a reconciliation of the total of the reportable segments’ measure of profit or loss to consolidated net income before income taxes or consolidated net income after income taxes as appropriate. Since your segments’ measure of profit or loss excludes income taxes, it appears that the reconciliation should be to consolidated income before income taxes. For example, for the three months ended September 30, 2017, the sum of the segments’ measure “adjusted EBITDA” of $16,435 should be reconciled to consolidated income before income taxes of $9,734. In regard to this reconciliation, we note “eliminations and other” is not a reportable segment and appears should be a reconciling item. Please revise the table for each period that presents the segment measure adjusted EBITDA.

Company Response

We will revise our reconciliation in future filings to provide a reconciliation of the total of the reportable segments’ adjusted EBITDA to consolidated net income before income taxes. An example of our intended reconciliation is as shown below:

The table below presents the reconciliation of our consolidated income before taxes to total segment adjusted EBITDA. Adjusted EBITDA is not a measurement of our financial performance under GAAP and should not be considered as an alternative to net income. Adjusted EBITDA may have limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP. In addition, although we have excluded certain charges in calculating adjusted EBITDA, we may in the future incur expenses similar to these adjustments, despite our assessment that such expenses are infrequent and/or not indicative of our regular, ongoing operating performance. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or infrequent items.

	Three Months Ended September 30, 2017	Three Months Ended September 30, 2016	Nine Months Ended September 30, 2017	Nine Months Ended September 30, 2016
Consolidated Income before taxes	$9,734	$2,631	$9,933	$7,651
Add:
Interest expense	189	112	582	314
Depreciation and amortization expense	2,645	2,178	7,335	5,742
EBITDA	12,568	4,921	17,850	13,707
Add (subtract):
Restructuring expense	232	304	1,200	871
Acquisition expense	354	-	1,085	-
Asset impairment	-	406	-	406
Recall expense	(368)	1,742	(368)	3,457
Impact of inventory fair value step-up	-	-	189	-
Impact of chassis shipments to Smeal	108	-	2,074	-
Unallocated corporate expenses	3,541	2,909	9,098	7,038
Total segment adjusted EBITDA	$16,435	$10,282	$31,128	$25,479

Management’s Discussion and Analysis

Liquidity and Capital Resources

Cash Flow from Operating Activities, page 31

3.

You state working capital requirements impacted the variance in cash flow of operating activities between the nine months ended September 30, 2017 and 2016. Please quantify this factor, and disclose the underlying factors that caused working capital to impact cash flow of operating activities. Refer to the introductory paragraph of Item 303(b) of Regulation S-K and instruction 3 of the instructions to paragraph (b) of Item 303 and section 501.04 of the staff’s Codification of Financial Reporting Releases for guidance.

Company Response

We will revise the description of the variances in our cash flow from operating activities in future filings to quantify the factors and describe the underlying factors that caused the variances. An example of this disclosure for our Form 10-Q for the quarterly period ending September 30, 2017 is as follows:

For the nine months ended September 30, 2017, we generated $2.1 million of cash from operating activities, which represents an $18.4 million decrease from the $20.5 million of cash that was generated by operations for the nine months ended September 30, 2016. The decrease was primarily driven by a $15.2 million increase in cash utilized to fund accounts receivable, driven by higher sales volume in 2017. An increase in cash used related to customer deposits of $36.6 million was largely offset by $33.6 million of cash generated through decreases in inventory as units for which deposits had been received, primarily related to our Smeal acquisition, were completed and shipped.

Form 8-K Furnished November 1, 2017

Exhibit 99.1

4.

In the heading to your earnings release you highlight that you reaffirmed 2017 Adjusted EBITDA guidance without mentioning the comparable GAAP guidance. Also, under “Fourth Quarter and 2017 Outlook,” you present non-GAAP guidance for Adjusted EBITDA and Adjusted Earnings per Share without presenting the comparable measures on a GAAP basis with equal or greater prominence. When presenting or discussing non-GAAP measures, please present and discuss the comparable GAAP measures with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Staff’s Non-GAAP Compliance and Disclosure Interpretations.

Company Response

In future filings we will present the comparable GAAP financial measure with equal or greater prominence to any non-GAAP financial measures presented in compliance with the requirements of Item 10(e)(1)(i)(A) of Regulation S-K and the guidance in the referenced Question 102.10.

5.

Please include substantive statements disclosing the reasons why management believes presentation of each non-GAAP measure provides useful information to investors. Those disclosures should be specific and substantive to each measure. Refer to Item 10(e)(1)(i)(c) and SEC Release 33-8176 (FR-65).

Company Response

We will enhance our disclosures regarding the reasons that we believe presentation of non-GAAP measures provides useful information to investors for future presentations. An example of our enhanced disclosures for the earnings release is as follows:

This release contains adjusted EBITDA (earnings before interest, taxes, depreciation and amortization), adjusted net income, adjusted earnings per share, forecasted adjusted EBITDA, and forecasted adjusted earnings per share, which are all non-GAAP financial measures. These non-GAAP measures are calculated by excluding items that we believe to be infrequent or not indicative of our continuing operating performance. For the periods covered by this release such items include expenses associated with restructuring actions taken to improve the efficiency and profitability of certain of our manufacturing operations, expenses related to product recall campaigns, non-cash charges related to the impairment of assets, expenses related to a recent business acquisition, the impact of the step-up in inventory value associated with the recent business acquisition, and the impact of the business acquisition on the timing of chassis revenue recognition.

We present the non-GAAP measures adjusted EBITDA, adjusted net income and adjusted earnings per share because we consider them to be important supplemental measures of our performance. The presentation of adjusted EBITDA enables investors to better understand our operations by removing items that we believe are not representative of our continuing operations and may distort our longer term operating trends. The presentation of adjusted net income and adjusted earnings per share enables investors to better understand our operations by removing the impact of tax adjustments, including the impact that our deferred tax asset valuation allowance that we recorded in 2015 has had on our tax expense and net income in 2015 and subsequent periods, as well as other items that we believe are not indicative of our longer term operating trends. We believe these measures to be useful to improve the comparability of our results from period to period and with our competitors, as well as to show ongoing results from operations distinct from items that are infrequent or not indicative of our continuing operating performance. We believe that presenting these non-GAAP measures is useful to investors because it permits investors to view performance using the same tools that management uses to budget, make operating and strategic decisions, and evaluate our historical performance. We believe that the presentation of these non-GAAP measures, when considered together with the corresponding GAAP financial measures and the reconciliations to those measures, provides investors with additional understanding of the factors and trends affecting our business than could be obtained in the absence of these disclosures.

Our management uses adjusted EBITDA to evaluate the performance of and allocate resources to our segments. In addition, non-GAAP measures are used by management to review and analyze our operating performance and, along with other data, as internal measures for setting annual budgets and forecasts, assessing financial performance, and comparing our financial performance with our peers. Adjusted EBITDA is also used, along with other financial and non-financial measures, for purposes of determining annual and long-term incentive compensation for our management team.

Exhibit 99.2

6.

In the sections titled “Third Quarter 2017 – Corporate Overview” and “Overview – 3Q17 vs 3Q16” you present bar graphs showing Adjusted Net Income and Consolidated Adjusted EBITDA and related margin as well as bullet points highlighting the measures. Please include similar graphs and discussion of the comparable GAAP measures with equal or greater prominence. Refer to the authoritative guidance provided above.

Company Response

For future disclosures we will provide the comparable GAAP measures with equal or greater prominence. Examples of our intended disclosures are shown below:

7.	On page 13 you present in a table for 2017 guidance the non-GAAP measures adjusted EBITDA and adjusted EPS. Please present with equal or greater prominence the comparable GAAP measures.

Company Response

For future disclosures we will provide the comparable GAAP measures with equal or greater prominence. An example of our intended disclosure is shown below. (Note: Our earnings release included a table reconciling these non-GAAP measures to the comparable GAAP measure. The reconciliation table is not included below but will be included in future filings.)

2017 Guidance
	Current Guidance			Previous Guidance
($M except per share)	Low	Mid-point	High	Low	Mid-point	High
Revenue	$690.0	$700.0	$710.0	$680.0	$700.0	$720.0
Net Income	$17.0	$17.2	$17.5	$13.0	$13.8	$14.5
Adjusted EBITDA	$29.3	$29.8	$30.3	$28.3	$29.8	$31.3
Earnings per share	$0.48	40.49	$0.50	$0.37	$0.39	$0.41
Adjusted EPS	$0.40	40.41	$0.42	$0.48	$0.50	$0.52
Shares Outstanding		35,000			35,000

Please contact me at (517) 997-3827 with any questions or further comments regarding these matters.

Sincerely,

/s/ Frederick J. Sohm

Frederick J. Sohm

Chief Financial Officer

Spartan Motors, Inc.